September 8, 2005

By Facsimile and E-mail

Mr. Jim B. Rosenberg

Mr. Don Abbott

Mr. Frank Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Facsimile No.: 1-202-772-9217

E-mail: (c/o wymanf@sec.gov; abbottd@sec.gov)

Re:	Millea Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2004 (File No. 000-31376)

Dear Messrs. Rosenberg, Abbott and Wyman:

On behalf of Millea Holdings, Inc. (“Millea Holdings”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 7, 2005 relating to Millea Holdings’ annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 Form 20-F”).

In accordance with our recent discussions, set forth below are Millea Holdings’ responses to the Staff’s comments. As Comment 2 requires changes to the notes to Millea Holdings’ consolidated financial statements, we would very much appreciate the Staff’s assistance in providing any further comments with respect to Comment 2 as soon as practicable.

References to “we”, “us” and “our” in the responses set forth below are to Millea Holdings, unless the context otherwise requires.

Securities and Exchange Commission	September 8, 2005

Comment 1:

Note 4. Reinsurance, page F-26

1.	Please refer to prior comment 4. We have read your proposed new disclosure. You appear to have determined that the amount of loss reserves related to JER was “nil” at March 31, 2004 because no earthquake losses were outstanding at that time and none had been charged to the Company through JER. Apparently, when such retrocessional losses are outstanding, you record them on an incurred basis in accordance with SFAS 60. Please expand your proposed disclosure disclosures in MD&A to discuss the amount of related premiums, claims and profit for each period presented for this line of business.

Response:

In response to the Staff’s comment, we confirm that we expect to include the requested additional disclosure in the MD&A section in our annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) under “Results of Operations” as follows:

* * * * *

The premiums earned (net of reinsurance), claims incurred (net of reinsurance) and the resulting profit for JER-related policies for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in million)
	2005		2004	2003
Premiums earned, net of reinsurance	¥	•	4,930	4,550
Losses incurred, net of reinsurance		•	—	—

Profit as per above	¥	•	4,930	4,550

Comment 2:

Note 16. Business Segments, page F-39

2.	Please refer to prior comment 5. It appears from your proposed disclosure that the caption, “Japanese GAAP income before income tax expense,” is based on premiums written and losses paid. Please confirm to us that under Japanese GAAP, revenue recognition is determined on a premiums written and not a premiums earned basis and loss expense recognition is on a paid and not an accrual basis. If this is not Japanese GAAP, please clarify your disclosure accordingly.

2

Securities and Exchange Commission	September 8, 2005

Response:

In response to the Staff’s comment, we confirm that the line item captioned “Japanese GAAP income before income tax expense” is a Japanese GAAP measure calculated based on earned premiums and incurred losses, although under Japanese GAAP balances of premiums earned and incurred losses are not separately disclosed.

Under Japanese GAAP, the line item captioned “premiums written” is separately shown as a revenue item while the line item captioned “losses paid” is separately shown as an expense item. Premiums written and losses paid, when combined with certain charges (e.g., the net impact of the change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported), become premiums recognized on an earned basis and losses on an incurred basis. However, as stated above, balances of premiums earned and incurred losses are not separately disclosed under Japanese GAAP and, accordingly, do not appear in our Japanese GAAP income statements. Our internal management reporting reflects this Japanese GAAP presentation on a summarized basis.

The charges noted above have been included in the line item captioned “Other income (expense) – net” in our internal management reporting. Accordingly, in response to the Staff’s comment, we would propose to enhance our disclosure of what are included in “Other income (expense) – net” to illustrate more clearly the basis on which premiums are recognized on an earned basis and losses on an incurred basis.

Please see Annex 1 attached hereto for a revised form of the draft note disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 2. We have set forth in boldface type the new language proposed to be included in Annex 1.

* * * * *

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Securities and Exchange Commission	September 8, 2005

If you have any questions about this response letter or any further comments on Millea Holdings’ 2004 Form 20-F, please do not hesitate to contact Mr. Katsumi Suetsugu of Millea Holdings in Tokyo (Tel: +81-3-6212-3597; Fax: +81-3-6212-3712), Mr. Michael Liesmann of PricewaterhouseCoopers LLP in New York (Tel: 973-236-4569; Fax: 813-741-4625) or Eugene Gregor of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Eugene C. Gregor
Eugene C. Gregor

Attachments

cc:	Mr. Katsumi Suetsugu
Mr. Hirokazu Fujita
Mr. Shigeru Taguchi
Mr. Makoto Hirokawa
Millea Holdings, Inc.
Mr. Michael Liesmann
PricewaterhouseCoopers LLP
Mr. Akira Yamate
ChuoAoyama PricewaterhouseCoopers
Theodore A. Paradise, Esq.
Fumiko Yokoo, Esq.
Davis Polk & Wardwell, Tokyo Office

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Annex 1 - Proposed Draft Disclosure for Consolidated

Financial Statements Note 18 for 2005 Form 20-F

Set forth below is proposed draft disclosure for Note 18 to our consolidated financial statements which we expect to include in our 2005 Form 20-F.

Notes to Consolidated Financial Statements

18. Business Segments

The Company’s business segment information is derived from the Company’s internal management reporting system used by management to measure the performance of its business segments. The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with our consolidated financial statements prepared on an U.S. GAAP basis.

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company’s two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure presented below for the years ended March 31, 2004 and 2003 has also been reclassified to conform to the presentation for the year ended March 31, 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1.	Property and casualty. The Company writes insurance policies, through its subsidiary Tokio Marine & Nichido, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan (for Marine, covering risks of Japanese businesses located in Japan or elsewhere). The Company’s management evaluates the results of the segment based upon Japanese GAAP premium income and loss ratio.

2.	Life. The life insurance segment primarily assumes whole-life insurance and medical insurance. The Company’s management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3.	Other. The Company engages in certain other businesses, including the investment management business and foreign operations. Such other businesses are not significant on a segmental level.

There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company’s revenue for the years ended March 31, 2005, 2004 and 2003.

The Company’s management does not evaluate the results of each of its segment based upon segment assets.

The business segment information derived from the Company’s internal management reporting system is summarized in the two types of tables below. The internal reporting presentation differs from that utilized in the Company’s external Japanese GAAP financial reporting. Principal presentational differences are:

•	Summarized income statement. The Company’s internal management reporting is more summarized than that presented in the Company’s external Japanese GAAP financial statements.

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•	Subtotals. The external financial reporting does not include the subtotals presented in the internal management reports for P&C underwriting profits nor does it include the P&C loss ratio.

The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty (“P&C”) business by major internal reporting units, in each case for the years ended March 31, 2005, 2004 and 2003.

Information by operating segments is as follows:

	(Yen in millions)
	Property and casualty		Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:
P&C premiums written (1)	¥	•	—	•	•	•	•
P&C losses paid (2)		•	—	•	•	•	•
P&C loss adjustment expenses paid (2)		•	—	•	•	•	•
Life premiums (3)		—	•	•	•	•	•
Policy benefits and losses paid for life (3)		—	•	•	•	•	•
Underwriting expenses (3)		•	•	•	•	•	•
P&C underwriting profit		•	—	•	—	—	—
P&C loss ratio (4)		• %	—	—	—	—	—
Investment income & realized gains on investment (3)		•	•	•	•	•	•
Other income (expenses) – net (3)(5)		•	•	•	•	•	•

Japanese GAAP income before income tax expense	¥	•	•	•	•	•	•

Total assets (3)	¥	•	•	•	•	•	•

	(Yen in millions)
	Property and casualty		Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:
P&C premiums written (1)		¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid (2)		(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C loss adjustment expenses paid (2)		(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums (3)		—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life (3)		—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses (3)		(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit		285,095	—	4,180	—	—	—
P&C loss ratio (4)		53.5%	—	—	—	—	—
Investment income & realized gains on investment (3)		101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses) – net (3)(5)		(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense		¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets (3)		¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

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	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2003:
P&C premiums written (1)	¥1,866,079	—	30,594	1,896,673	(34)	1,896,639
P&C losses paid (2)	(908,883)	—	(18,565)	(927,448)	107	(927,341)
P&C loss adjustment expenses paid (2)	(74,051)	—	(2,143)	(76,194)	1,426	(74,768)
Life premiums (3)	—	443,236	819	444,055	(39,405)	404,650
Policy benefits and losses paid for life (3)	—	(65,095)	(430)	(65,525)	39,385	(26,140)
Underwriting expenses (3)	(609,316)	(53,472)	(18,865)	(681,653)	(25,669)	(707,322)
P&C underwriting profit	273,829	—	(8,979)	—	—	—
P&C loss ratio (4)	52.7%	—	—	—	—	—
Investment income & realized gains on investment (3)	131,611	46,047	9,915	187,573	(80,940)	106,633
Other income (expenses) – net (3)(5)	(243,130)	(371,975)	3,573	(611,532)	18,692	(592,840)

Japanese GAAP income before income tax expense	¥162,310	(1,259)	4,898	165,949	(86,438)	79,511

Total assets (3)	¥8,622,237	1,291,375	299,242	10,212,854	(267,045)	9,945,809

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other income (expenses) includes the following:

(a)	Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;

(b)	Premiums received on investment deposit contracts; and

(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and claims on an incurred basis during the periods presented.

Information on major P&C internal reporting units is as follows:

(Yen in millions)
	Marine			Fire and Allied		Voluntary Auto mobile		Personal Accident		CALI		Other		Total
2005:
Premiums written (1)	¥	•		•		•		•		•		•		•
Losses paid (2)	¥	•		•		•		•		•		•		•
Loss adjustment expenses paid (2)	¥	•		•		•		•		•		•		•
Loss ratio (3)		•	%	•	%	•	%	•	%	•	%	•	%	•	%

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	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto mobile	Personal Accident	CALI	Other	Total
2004:
Premiums written (1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid (2)	¥36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid (2)	¥1,843	3,075	41,279	5,407	17,530	6,046	75,630
Loss ratio (3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto mobile	Personal Accident	CALI	Other	Total
2003:
Premiums written (1)	¥59,002	244,642	893,507	153,233	280,884	234,811	1,866,079
Losses paid (2)	¥30,636	86,399	504,121	67,861	100,465	119,401	908,883
Loss adjustment expenses paid (2)	¥1,812	3,081	39,307	6,716	16,822	6,313	74,051
Loss ratio(3)	55.0%	36.6%	60.8%	48.7%	41.8%	53.5%	52.7%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company’s internal management reporting system are different from those accompanying consolidated income statement prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
P&C premiums written	¥	•	1,943,609	1,896,639
Life premiums		•	310,892	404,650
Total premiums per internal management reporting		•	2,254,501	2,301,289

Reclassification of investment contracts or universal-life type contracts of life insurance		•	(69,339)	(148,673)
Increase in unearned premiums in Japanese GAAP		•	(128,362)	(142,984)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums		•	50,180	10,089
Other adjustments – net		•	(5,224)	(2,776)

Premiums earned (U.S. GAAP)	¥	•	2,101,756	2,016,945

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Premiums earned (U.S. GAAP) consists of:
P&C premiums	¥	•	1,860,203	1,760,968
Life premiums		•	241,553	255,977

Premiums earned (U.S. GAAP)	¥	•	2,101,756	2,016,945

Reconciliation of the total amount of the Company’s Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
Japanese GAAP income before income tax expense	¥	•	164,218	79,511
Reversal of Japanese statutory reserves		•	61,662	70,537
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for incurred but not reported and loss adjustment expense accruals		•	(74,830)	9,122
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums		•	50,180	10,089
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for future policy benefits and losses		•	13,380	26,495
Adjustment to recognize deferred policy acquisition cost		•	30,923	6,994
Adjustment for book value difference between Japanese GAAP and U.S. GAAP for realized gains (losses) on investments		•	(21,422)	(19,488)
Adjustment for accounting difference between Japanese GAAP and U.S. GAAP for gains (losses) on derivatives		•	(66,432)	24,971
Adjustment remove amortization of goodwill in Japanese GAAP		•	(8,404)	(8,421)
Other		•	2,992	1,498

Income before income tax expense (U.S. GAAP)	¥	•	152,267	201,308

Reconciliation of the total amount of the Company’s Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2005 and 2004 is as follows:

	(Yen in millions)
	2005		2004
Japanese GAAP total assets	¥	•	11,006,256
Adjustment to recognize deferred policy acquisition costs		•	453,403
Adjustment to present prepaid reinsurance premiums on a gross basis		•	318,432
Adjustment to present reinsurance recoverable on losses on a gross basis		•	342,217
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets		•	(92,522)
Adjustment to net deferred tax assets with deferred tax liabilities		•	(23,477)
Adjustment to record incremental fair value for non-listed stocks		•	86,330
Adjustment to recognize variable interest entities consolidated under U.S. GAAP		•	7,812
Adjustment to present derivative assets on a gross basis		•	74,255
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability		•	(36,269)
Adjustment to recognize intangible asset relating to additional minimum pension liability		•	25,362
Other		•	38,574

Total assets (U.S. GAAP)	¥	•	12,200,373

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